[Corus logo]




News Release

--------------------------------------------------------------------------------

Corus Group plc
Preliminary Report for the year ended 3 January 2004
--------------------------------------------------------------------------------
18 March 2004

--------------------------------------------------------------------------------
Key financials
--------------------------------------------------------------------------------

                                                         2003             2002
Year ended 3 January 2004                           (pound)m         (pound)m
Turnover                                                 7,953            7,188
Operating loss (before exceptional items)                (66)             (393)
Group operating loss                                     (208)            (446)
Loss for the year                                        (305)            (458)
Earnings per share (restated) 1                         (9.25)p         (14.23)p
Net debt at end of period                               (1,013)          (1,236)


o 11% growth in turnover driven by both higher sales volumes and selling prices.

o Underlying pre-exceptional operating loss reduced by(pound)327m to(pound)66m. The Group operating loss amounted to (pound)208m (2002:(pound)446m).

o Higher turnover, together with improvements in manufacturing performance and cost efficiency, more than offset the rise in input prices.

o The principal items within the exceptional charge of (pound)142m relate to UK restructuring and asset impairment.

o Net debt reduced to (pound)1bn and gearing down to 37%. Second half reduction of (pound)0.5bn, reflecting equity proceeds and reversal of working capital build-up in the first half.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Restoring Success

o    UK restructuring underway and on track.

o    Restoring Success now embedded in business plans.

o    Manufacturing excellence, purchasing and IT programmes launched.

o    Uplift in capital expenditure to support new initiatives.

--------------------------------------------------------------------------------


1  See page 12 for explanation of re-statement of earnings per share


           Corus
           30 Millbank
           London SW1P 4WY
           T +44 (0)20 7717 4444
           www.corusgroup.com

                                CORUS GROUP plc

SUMMARY
Operating highlights

The results for 2003 showed a significant improvement over 2002 with a reduction in the Group pre-exceptional operating loss of (pound)327m to (pound)66m (2002: loss of (pound)393m). The Group operating loss was (pound)208m (2002:
(pound)446m). The operating loss included exceptional items of (pound)142m (2002: (pound)53m), within which the principal items were provisions related to the Group's UK restructuring programme and asset impairment. Net debt reduced to (pound)1.0bn (2002: (pound)1.2bn) and translated into a gearing ratio of 37% (net debt/net tangible assets)1 (2002: 46%). The reduction largely reflected the (pound)291m net proceeds from the equity placing and open offer. The second half year saw a reduction of some (pound)0.5bn in net debt compared to the first half and reflected the equity proceeds and a reversal in the working capital increase seen in the first half. The pre-exceptional operating loss in the first half amounted to (pound)36m, however, including exceptional items of (pound)21m, the Group operating loss was (pound)57m. The pre-exceptional operating loss reduced to (pound)30m in the second half, but including exceptional items of (pound)121m the Group operating loss amounted to (pound)151m.

The improvement in the Group's result was entirely attributable to the carbon steel segment. This reflected the combination of: higher selling prices (inclusive of exchange rate gains from a weaker pound against the euro); increased sales deliveries; improved manufacturing performance, including the resumption of a two blast furnace operation at Port Talbot, and increased output in IJmuiden at both the steel plant and the Direct Sheet Plant; and benefits from on-going measures to improve cost efficiency. These positive factors more than offset the negative impact of increases in raw material and energy prices (which were only partly offset by the weaker US dollar against the pound) and inflationary pressure on other conversion costs, including employment. The net loss after tax and minority interests amounted to (pound)305m (2002:
(pound)458m) and translated into a basic loss per share of 9.25p (2002:
(re-stated) loss of 14.23p). No final dividend will be paid.

Restoring Success
The three elements of the Restoring Success initiatives - Management & Leadership, Operational Performance and Financing are underway. Within Management & Leadership, five members of the executive committee are new in the last twelve months and a new division based organisational structure has been adopted. The Group will report in accordance with the new structure in the 2004 accounts. Under Operational Performance, the UK restructuring programme is well underway. In terms of Financing, the successful equity issue, which was completed in December, together with proceeds from the sale of surplus property and non-core assets, has enabled the Group to pursue the full UK restructuring programme.

Looking forward
The Group has confirmed its intention to focus on selected carbon steel products and has therefore entered into the early stages of a process to consider a number of options for the aluminium businesses which may lead to discussions with third parties. Once UK restructuring has been completed, Teesside's steelmaking capacity will be surplus to internal requirements and therefore, to avoid closure, the potential for refocussing the site as a cash generative slab exporter is being assessed. Options including joint ventures and equity partnerships are currently being explored. The next stage of re-financing will focus on extending the Group's debt maturity profile.

1 Net gearing in accordance with the Group's banking covenants is 36%.

                            CORUS GROUP plc

Commenting on the results:


Jim Leng, Chairman, said:

"Good progress has been made during 2003 on a number of important fronts. The foundations for recovery are established now that we have the people, the plan and the resources to improve our performance. Whilst this process will take time, the Board is determined that the Group's potential will be fully realised.

The general market outlook is somewhat more positive than at this time last year and we are more than ever convinced that the changes underway are the right ones to rebuild Corus and create value for its shareholders."


Philippe Varin, Chief Executive, said:

"In 2003 the Group benefited from a global recovery in steel prices, which together with significant progress in our manufacturing performance and continued benefits from our ongoing cost and efficiency programme, more than offset higher raw material costs. This has led to a substantial year on year improvement in the Group's results.

Although the external environment contains a number of challenges, not least raw material prices and supply, at this early stage in the year we are, on balance, confident about the outlook for 2004. Our 'Restoring Success' initiatives are underway, and we look forward to progressive benefits from these as we move through 2004 and beyond."



--------------------------------------------------------------------------------

Copies of today's announcement are available on the Corus website: www.corusgroup.com

Contacts:       Investor Relations:       Tel.  +44 (0) 20 7717 4503/4504
                                          Fax. +44 (0) 20 7717 4604
                                          e-mail: investor@corusgroup.com

                Corporate Relations:      Tel.   +44 (0) 20 7717 4502/4597/4505
                                          Fax.  +44 (0) 20 7717 4316
                                          e-mail: feedback@corusgroup.com

                Mailing address:          30 Millbank
                                          London
                                          SW1P 4WY
                                          United Kingdom

                                CORUS GROUP plc

NEWS RELEASE
18 March 2004




                                 CORUS GROUP plc

              PRELIMINARY REPORT FOR THE YEAR ENDED 3 JANUARY 2004

                                    CONTENTS


Summary                                                                  1 - 3

Preliminary Report

    Index                                                                4

    Review of the Period                                                 5 - 11

    Consolidated Profit and Loss Account                                 12

    Consolidated Balance Sheet                                           13

    Statement of Total Recognised Gains and Losses                       14

    Reconciliation of Movements in Shareholders' Funds                   14

    Consolidated Cash Flow Statement                                     15 -16

    Reconciliation of Net Cash Inflow/(Outflow) to Movement in Net Debt  17

    Analysis of Net Borrowings                                           17

Supplementary Information                                                18 - 24



The Consolidated Profit and Loss Account, Consolidated Balance Sheet, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the Consolidated Cash Flow Statement shown in respect of the year ended 3 January 2004 are extracted from the full accounts for that year which were approved by the Board of Directors on 18 March 2004 and will be filed with the Registrar of Companies. The financial information contained in this announcement does not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985. The report of the auditors on these accounts is unqualified and does not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

The Report and Audited Financial Statements will be mailed to shareholders later this month at which time copies will also be available from the Secretary's Office, Corus, 30 Millbank, London SW1P 4WY, or by telephoning 0800 484113.

                                CORUS GROUP plc

REVIEW OF THE PERIOD

Summary of operating results

Group turnover for 2003 rose 11% to (pound)7,953m (2002: (pound)7,188m). The increase was primarily in the carbon steel segment where both sales volume and average revenue per tonne were 7% higher than in 2002. In the first half of the year turnover amounted to (pound)4,023m compared to (pound)3,930m in the second half. Total operating costs amounted to (pound)8,161m (2002: (pound)7,634m), including (pound)4,080m in the first half and (pound)4,081m in the second half. Underlying operating costs, excluding exceptional items, grew by 6% to (pound)8,019m (2002: (pound)7,581m), comprising (pound)4,059m in the first half and (pound)3,960m in the second half. Turnover and operating costs were influenced by the impact of exchange rate effects, resulting from both the stronger euro and weaker US dollar.

Exceptional items in the period totalled (pound)142m (2002: (pound)53m) and consisted of (pound)121m in the second half and (pound)21m in the first half. The operating loss before exceptional items reduced by (pound)327m to (pound)66m (2002: (pound)393m). After exceptional items the Group operating loss was (pound)208m (2002: (pound)446m).

An analysis of the operating results is discussed in more detail below in the context of 'Carbon steel operating performance' and 'Aluminium operating performance'.


Carbon steel - operating performance

Turnover for the period was (pound)6,972m, compared with (pound)6,231m in 2002. Excluding turnover from distribution and further processing and other turnover (which includes by-products and scrap), underlying product turnover increased by 14% as a result of a rise in both deliveries and average revenues of 7%.

Total deliveries to the UK market increased to 6.1mt compared to 5.9mt in 2002. Within the Group's main carbon steel products, deliveries rose to 5.5mt (2002:
5.4mt) which, against a background of flat UK demand of c.10.7mt, resulted in an increase in Corus' UK market share to 51% (2002: 50%). As a result of an improving trend through the year, largely due to improved delivery performance and a reduction in imports, Corus' UK market share in the second half of 2003 was 52%. Although steel consumption in the mainland EU market remained weak as demand from steel using industries declined, Corus deliveries to mainland Europe increased by 4% to 8.5mt (2002: 8.1mt). Deliveries to markets outside Europe increased 22% to 3.2mt (2002: 2.6mt), reflecting continued strong demand from China and other Asian export markets that more than offset a reduction in US deliveries as a result of weak manufacturing demand and Section 201 import restrictions, which were in place through most of 2003.

The increase in average revenue reflected the combination of strong Asian demand and EU production restraint that led to a sharp rise in European market spot prices, particularly in the first half of 2003. Notably, European market spot prices grew more strongly for flat products than for long products, due to weak construction demand, particularly in Germany and in the steel intensive sectors in the UK (private & commercial buildings).

                                CORUS GROUP plc

Carbon steel - operating performance, continued

Turnover of (pound)3,513m in the first half fell by 2% in the second half to (pound)3,459m, reflecting a reduction in distribution and further processing of 4% and a slight easing of average revenue as market selling price rises in the first half flattened out. Sales volume was stable between the first and second half despite the seasonal impact of holiday and maintenance shutdowns and a fire in a conveyor at Scunthorpe works during the second half of the year.

Total carbon steel operating costs including exceptional items amounted to (pound)7,205m (2002: (pound)6,698m) including (pound)3,584m in the first half and (pound)3,621m in the second half.

Exceptional items amounted to (pound)137m in the period (2002: (pound)45m). The exceptional charge in the first half mainly related to the announced closure of the electro-zinc line at Shotton. In the second half the charge included provisions in respect of the restructuring of UK assets and (pound)37m to recognise an impairment to the value in the use of fixed assets arising from the continuing losses. No provision has been made for the closure of Teesside works.

Underlying operating costs (excluding exceptional items) increased by 6% to (pound)7,068m (2002: (pound)6,653m). The key factors were the 7% increase in sales volumes; higher raw material prices (particularly for coke, iron ore and scrap) which more than offset the benefits of a weaker US dollar against sterling; and the exchange translation impact of the stronger euro against sterling for those businesses located in the euro zone. In the first half underlying operating costs were (pound)3,564m and fell 2% to (pound)3,504m in the second half.

The Group achieved significant improvements in manufacturing performance due to more stable UK operations, in part because of the resumption of normal two blast furnace operations at Port Talbot in Wales. In addition steel output at IJmuiden in the Netherlands rose by 400,000 tonnes to 6.4mt, following the reline of blast furnace No. 6 in 2002 and output at the Direct Sheet Plant rose from 720,000 tonnes to 1mt.

Against the background outlined above, carbon steel operations incurred a pre-exceptional operating loss of (pound)96m in 2003 (2002: (pound)422m), comprising (pound)51m in the first half and (pound)45m in the second. Including exceptional items, a Group operating loss of (pound)233m was incurred in 2003 (2002: (pound)467m loss), with a loss of (pound)71m in the first half and a loss of (pound)162m in the second half.

                                CORUS GROUP plc

Aluminium - operating performance

Turnover in 2003 increased by 3% to (pound)981m, compared to (pound)957m in 2002. Overall sales volumes remained constant with a 3% increase in average revenues. The main factor in higher turnover was the weakening of sterling against the euro, which increased the sterling value of turnover of Aluminium businesses located in the euro zone. This currency translation effect was partly offset by lower aluminium trading activities and lower euro LME price for Aluminium when compared to 2002. There was an 8% decrease in turnover between the first and second half of 2003, in part reflecting the normal seasonal effect of customer shutdowns in the summer and Christmas periods.

Total aluminium operating costs amounted to (pound)956m in 2003, up 2% on 2002 at (pound)936m. 2003 operating costs comprised of (pound)496m in the first half and (pound)460m in the second half.

Exceptional items within operating costs amounted to (pound)5m, including (pound)1m in the first half and (pound)4m in the second half. Exceptional items in the second half mainly related to rationalisation programmes in the aluminium rolled products plant in Duffel (Belgium).

Underlying operating costs, excluding exceptional items, amounted to (pound)951m, 2% higher than 2002 at (pound)928m, primarily driven by the exchange translation impact of the stronger euro against sterling that offset the benefit of the lower euro LME price of Aluminium. In the second half of 2003, operating costs of (pound)456m were 8% lower than the first half at (pound)495m, reflecting reduced activity in the second half of the year and the lower euro LME price.

Against the background outlined above, the aluminium pre-exceptional operating profit was (pound)30m in 2003 (2002: (pound)29m) comprising (pound)15m in both the first and second halves. The 2003 operating profit, after exceptional items was (pound)25m (2002: (pound)21m) with (pound)14m in the first half and (pound)11m in the second half.

                                CORUS GROUP plc

Restructuring and impairment exceptional items

During the year there was a net charge of (pound)142m (2002: (pound)53m) in relation to exceptional items, of which (pound)137m related to carbon steel and (pound)5m related to aluminium. Exceptional items amounted to a net charge of (pound)21m in the first half and mainly related to the announced closure of the electro-zinc line at Shotton. Exceptional charges in the second half of (pound)121m included as principal items, provisions related to the UK restructuring programme and accelerated depreciation of (pound)37m to recognise an impairment to the value in use of fixed assets arising from the continuing losses.

Profit and loss account

The Group operating loss amounted to(pound)208m (2002:(pound)446m). After taking account of the share of operating results of joint ventures and associated undertakings of(pound)9m (2002:(pound)21m), the operating loss was(pound)199m (2002:(pound)425m).

The net profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to (pound)45m in 2003, and was mainly a result of the disposal of surplus land and buildings and redundant equipment.

Total net interest payable at (pound)101m increased compared to 2002 ((pound)94m), with the rise largely due to the increase in the interest rate payable under the new syndicated bank facility which more than offset the positive impact of a reduction in average net debt in the period to (pound)1,414m (2002: (pound)1,581m).

The net tax charge of (pound)53m arose on non-UK profits.

                                CORUS GROUP plc

Acquisitions and disposals

On 23 October 2002, Corus announced that it had reached agreement in principle to the sale of its aluminium rolled products and extrusions businesses to Pechiney S.A. ("Pechiney") for EUR861m (approximately (pound)543m). However, Corus was unable to proceed with the sale and as a result a break fee of EUR20m (approximately (pound)14m) was paid by Corus to Pechiney in 2003. On 5 February 2004, Corus announced that it was entering the early stages of a process to consider the options for its aluminium businesses, which may lead to discussions with third parties.

On 17 April 2003, Corus announced that Corus Aluminium Service Centres Inc. in the USA had been sold to Clayton Metals Inc. for a price of US$8m (approximately (pound)5m).

On 19 June 2003, Corus announced that it had completed the purchase of Sollac Mediterranee's ('Sollac') 50% share in Lusosider Projectos Siderugicos S.A. ('Lusosider') for EUR11m (approximately (pound)8m) in cash. Simultaneously Corus sold the 50% share to Banco Espirito Santo de Investimento S.A. for the same consideration who subsequently completed the sale of this 50% venture to Companhia Siderugica Nacional of Brazil. Lusosider was a Portuguese 50/50 joint venture between Corus and Sollac, a subsidiary of Arcelor S.A., producing hot dipped galvanised steel sheet and electrolytic tinplate.

On 13 October 2003, Corus completed the purchase of a 67% shareholding in Segal SCRL ('Segal'), a Belgian joint venture (where Corus had previously held 33% of the shares), for EUR33m (approximately (pound)23m) in cash. Simultaneously, Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund, for EUR25m (approximately (pound)18m) in cash.

Following the strategic decision to focus on core activities, Corus is rationalising its operations in North America. Corus decided to sell its two service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing business, Corus Metal Profiles. These comprise the activities of the business unit, Corus Metal Services North America, which employs approximately 340 people and operates from 17 locations in Canada and the USA. The businesses concerned lack the critical mass required to qualify as a core business for Corus. The sale of Corus Metal Profiles was completed on 9 January 2004. An agreement for the sale of Corus Coil Products and Corus Metals has been signed and completion will take place when certain conditions are satisfied.

                                CORUS GROUP plc

Capital expenditure

Capital expenditure amounted to (pound)163m in 2003 (2002: (pound)188m). The reduction from 2002 reflected the fact that the Port Talbot no. 5 blast furnace rebuild was completed early in 2003 and further major schemes, including those related to the restructuring of the UK asset base, were not approved until the latter part of the year. The expenditure during the year was, therefore, restricted to essential replacements.

Employees

There were 49,400 employees at 3 January 2004, compared to 50,900 at 28 December 2002 and 50,400 at 29 June 2003. The net reduction of 1,500 during the year comprised 1,800 due to on-going cost and efficiency measures; together with restructuring and re-organisation of some downstream facilities, which was partly offset by some 300 additional jobs.

Cash flow and financing

Net debt decreased by (pound)223m in the period giving a movement from net debt of (pound)1,236m at 28 December 2002 to net debt of (pound)1,013m at 3 January 2004. Net debt consisted of borrowings of (pound)1,393m less cash balances and deposits of (pound)380m. The movement largely reflected the issue of ordinary shares in the period in the form of the placing and open offer. There was a net cash inflow from operating activities of (pound)224m in spite of a total operating loss of (pound)208m.

There was a net cash outflow on investments and servicing of finance of (pound)119m reflecting the level of net debt during the period and the new bank facility negotiated in the period. There was also a cash outflow on capital expenditure and financial investment of (pound)81m, after the sale of tangible fixed assets of (pound)82m.

The cash outflow from acquisitions and disposals of (pound)20m mainly arose from payments of (pound)16m in respect of the acquisitions of Precoat International plc and Erik Olsson and Soner group, where consideration had been deferred from 2002. There were also tax payments totalling (pound)50m.

A net (pound)143m was applied to repaying gross borrowings.

Placing and open offer

Ordinary shareholders of the Company on the register at the close of business on 7 November 2003 were offered, by way of a placing and open offer, 1,304m new ordinary shares on the basis of five new ordinary shares of 10p each per 12 existing ordinary shares of 50p they held. These shares were fully subscribed, resulting in total proceeds on issue of (pound)291m received on 11 December 2003. These proceeds were net of share issue expenses of (pound)16m, which have been written off to the share premium account.

                                CORUS GROUP plc

Accounting policies

The financial statements to 3 January 2004 have been produced in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP as set out in note 16 of "Supplementary Information" in this release. Preparation of financial statements includes the need to make assumptions and estimations that affect the amount of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus under both UK GAAP and US GAAP related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits and the value of provisions created for redundancy, rationalisation and other related costs.

There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However, one standard, FRS 17 "Retirement Benefits" which was issued in November 2000 has measurement requirements which do not need to be met until accounting periods beginning on or after 1 January 2005. The standard has not been adopted, although the required transitional disclosure requirements are being made in the Report & Account for 2003. Information on the net pension asset under FRS 17 is set out in note 15 of "Supplementary Information" in this release.

Forward Looking Statements

Statements in this release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and Corus cannot give assurance that such statements will prove to be correct.

                                CORUS GROUP plc

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                 Audited   Unaudited   Audited
                                                    2003  First half      2002
                                                (pound)m        2003  (pound)m
                                                            (pound)m

Turnover: group and share of joint ventures        8,203       4,152     7,407
Less: share of joint ventures' turnover             (250)       (129)     (219)
                                                 -------     -------   -------

Group turnover                                     7,953       4,023     7,188
                                                 -------     -------   -------

Operating costs before exceptional items          (8,019)     (4,059)   (7,581)
Rationalisation and impairment exceptional items
charged against operating costs                     (142)        (21)      (53)
                                                 -------     -------   -------

Total operating costs                             (8,161)     (4,080)   (7,634)
                                                 -------     -------   -------

Group operating loss                                (208)        (57)     (446)
                                                 -------     -------   -------

Share of operating results of joint
ventures and associated undertakings
Continuing operations                                  9           5         4
Discontinued operations                               --          --        17
                                                 -------     -------   -------

                                                       9           5        21

Total operating loss                                (199)        (52)     (425)
Profit on disposal of fixed assets                    47          11        96
(Loss)/profit on disposal of group undertakings       (2)         --        19
                                                 -------     -------   -------

Loss before interest                                (154)        (41)     (310)
Net interest and investment income:
Group                                                (98)        (46)      (92)
Joint ventures and associated undertakings            (3)         (2)       (2)
                                                 -------     -------   -------

Loss before taxation                                (255)        (89)     (404)
Taxation                                             (53)        (36)      (61)
                                                 -------     -------   -------

Loss after taxation                                 (308)       (125)     (465)
Minority interests - equity                            3          --         7
                                                 -------     -------   -------

Loss for the financial period                       (305)       (125)     (458)
Dividends - equity                                    --          --        --
                                                 -------     -------   -------

Loss retained for the financial period              (305)       (125)     (458)
                                                 =======     =======   =======

Earnings per share
As restated*
 - Basic                                          (9.25)p     (3.88)p   (14.23)p
 - Diluted                                        (9.25)p     (3.88)p   (14.23)p
                                                 =======     =======   =======

As previously reported
 - Basic                                              --      (3.99)p   (14.65)p
 - Diluted                                            --      (3.99)p   (14.65)p
                                                 =======     =======   =======


* The loss per share has been calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. As required by FRS 14 'Earnings per share', the weighted average number of shares used to calculate the loss per share has been restated for both 2002 and first half of 2003. This is to reflect the bonus multiple of
1.029 inherent in the share placing and open offer in December 2003. Further details of the share placing and open offer are set out on page 10.

                                CORUS GROUP plc

                           CONSOLIDATED BALANCE SHEET

                                                      Audited    Unaudited   Audited
                                                         2003   First half      2002
                                                     (pound)m         2003  (pound)m
                                                                  (pound)m
Fixed assets
Intangible assets                                           96         101       105
Tangible assets                                          2,729       2,836     2,871
Investments in joint ventures                               91          85        84
Investments in associated undertakings                       8           5         7
Other investments and loans                                 60          73        59
                                                       -------     -------   -------

                                                         2,984       3,100     3,126
                                                       -------     -------   -------

Current assets
Stocks                                                   1,404       1,393     1,337
Debtors: amounts falling due after more than one year      479         480       457
                                                       --------    -------   -------
Debtors: amounts falling due within one year             1,348       1,597     1,422
Less: securitisation of trade debtors                     (215)       (215)     (181)
                                                       -------     -------   -------
Net debtors falling due within one year                  1,133       1,382     1,241
Short term investments                                     138          44        40
Cash at bank and in hand                                   242         212       230
                                                       -------     -------   -------

                                                         3,396       3,511     3,305

Creditors: amounts falling due within one year          (1,583)     (2,085)   (1,636)
                                                       -------     -------   -------

Net current assets                                       1,813       1,426     1,669
                                                       -------     -------   -------

Total assets less current liabilities                    4,797       4,526     4,795

Creditors: amounts falling due
after more than one year
Convertible bonds                                         (332)       (328)     (309)
Other borrowings                                          (948)       (865)   (1,119)
Other creditors                                            (28)        (36)      (36)
Provisions for liabilities and charges                    (605)       (530)     (522)
Accruals and deferred income
Regional development and other grants                      (40)        (43)      (40)
                                                       -------     -------   -------

                                                         2,844       2,724     2,769
                                                       =======     =======   =======


Capital and reserves
Called up share capital                                  1,696       1,565     1,565
Share premium account                                      167           7         7
Statutory reserve                                        2,338       2,338     2,338
Other reserves                                             201         201       201
Profit and loss account                                 (1,605)     (1,437)   (1,389)
                                                       -------     -------   -------

Shareholders' funds - equity interests                   2,797       2,674     2,722


Minority interests
Equity interests in subsidiary undertakings                 47          50        47
                                                       -------     -------   -------

                                                         2,844       2,724     2,769
                                                       =======     =======   =======

                                CORUS GROUP plc

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                 Audited    Unaudited   Audited
                                                    2003   First half      2002
                                                (pound)m         2003  (pound)m
                                                             (pound)m

Loss for financial period                           (305)        (125)     (458)

Exchange translation differences on
foreign currency net investments                       89          77        83
                                                   ------       -----    ------

Total recognised losses relating to the period       (216)        (48)     (375)
                                                   ======       =====    ======




               RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS



                                                 Audited    Unaudited   Audited
                                                    2003   First half      2002
                                                (pound)m         2003  (pound)m
                                                             (pound)m

Shareholders' funds at beginning of period         2,722        2,722     3,061

Loss for the period                                 (305)        (125)     (458)

Exchange translation differences on
foreign currency net investments                      89          77         83

Transfer of goodwill                                   -           -         33

New shares issued (net of issue costs)               291           -          3
                                                   ------      ------    ------

Shareholders' funds at end of period                2,797       2,674     2,722
                                                   ======      ======    ======

                                CORUS GROUP plc

                        CONSOLIDATED CASH FLOW STATEMENT

                                                         Audited   Unaudited   Audited
                                                            2003  First half      2002
                                                        (pound)m        2003  (pound)m
                                                                    (pound)m

Net cash inflow/(outflow) from operating activities          224        (101)       41

Dividends from joint ventures and
associated undertakings                                        4           1         8

Returns on investments and
servicing of finance
Interest and other dividends received                         15           9        15
Interest paid                                               (116)        (56)      (97)
Issue costs of new loans                                     (16)         --        (4)
Interest element of finance lease rental payments             (2)         (1)       (1)
                                                           -----       -----     -----
Net cash outflow from returns on investments
and servicing of finance                                    (119)        (48)      (87)
                                                           -----       -----     -----

Taxation
UK corporation tax received                                   --          --         2
Overseas tax paid                                            (50)        (24)      (16)
                                                           -----       -----     -----

Tax paid                                                     (50)        (24)      (14)
                                                           -----       -----     -----

Capital expenditure and financial investment
Purchase of tangible fixed assets                           (163)        (72)     (176)
Sale of tangible fixed assets                                 82          37       112
Purchase of intangible fixed assets                           --          --        (1)
Purchase of other fixed asset investments                     --          (9)       (7)
Sale of other fixed asset investments                          3           1        --
Loans to joint ventures and associated undertakings           (5)         (4)       --
Repayment of loans by joint ventures
and associated undertakings                                    2           1        15
                                                           -----       -----     -----
Net cash outflow from capital expenditure
and financial investment                                     (81)        (46)      (57)
                                                           -----       -----     -----

Acquisitions and disposals
Purchase of subsidiary undertakings and businesses           (17)        (17)       --
Net overdraft acquired with subsidiary
undertakings and businesses                                   --          --        (5)
Investments in joint ventures and associated undertakings     (9)         (1)       (3)
Sale of businesses and subsidiary undertakings                 5           5         2
Sale of joint ventures and associated undertakings             1          --       451
                                                           -----       -----     -----

Net cash (outflow)/inflow from acquisitions and disposals    (20)        (13)      445
                                                           -----       -----     -----

                                CORUS GROUP plc

                                                         Audited   Unaudited   Audited
                                                            2003  First half      2002
                                                        (pound)m        2003  (pound)m
                                                                    (pound)m

Equity dividends paid to shareholders                         --          --        --
                                                           -----       -----     -----

Net cash (outflow)/inflow before use of
liquid resources and financing                               (42)       (231)      336
                                                           -----       -----     -----

Management of liquid resources
Net purchase of short term investments                       (96)         (4)      (28)
                                                           -----       -----     -----

Net cash outflow from management of liquid
resources                                                    (96)         (4)      (28)
                                                           -----       -----     -----

Financing
Issue of ordinary shares                                     307          --         3
Share issue expenses                                         (16)         --        --
                                                           -----       -----     -----

Net cash inflow/(outflow) from issue of ordinary shares      291          --         3
                                                           -----       -----     -----

New loans                                                      2         261       231
Repayment of borrowings                                     (144)        (31)     (508)
New finance leases                                            --          --        25
Capital element of finance lease rental payment               (1)         --       (14)
                                                           -----       -----     -----

(Decrease)/increase in debt                                 (143)        230      (266)
                                                           -----       -----     -----

Net cash inflow/(outflow) from financing activities          148         230      (263)
                                                           -----       -----     -----

Increase/(decrease) in cash in period                         10          (5)       45
                                                           =====       =====     =====

                                CORUS GROUP plc

        RECONCILIATION OF NET CASH INFLOW/OUTFLOW TO MOVEMENT IN NET DEBT


                                                           Audited   Unaudited     Audited
                                                              2003  First half        2002
                                                          (pound)m        2003    (pound)m
                                                                      (pound)m

Increase/(decrease) in cash                                     10          (5)         45
Increase in liquid resources                                    96           4          28
Decrease/(increase) in debt                                    143        (230)        266
Issue costs of new loans                                        16          --           4
                                                            ------      ------      ------

Change in net funds resulting from cash flows in period        265        (231)        343
Debt and liquid resources acquired                              --          --          (4)
Effect of foreign exchange rate changes                        (41)        (39)        (24)
Other non-cash changes                                          (1)         --           9
                                                            ------      ------      ------

Movement in net debt in period                                 223        (270)        324

Net debt at beginning of the period                         (1,236)     (1,236)     (1,560)
                                                            ------      ------      ------

Net debt at end of period                                   (1,013)     (1,506)     (1,236)
                                                            ======      ======      ======




                           ANALYSIS OF NET BORROWINGS

                                               Audited    Unaudited     Audited
                                                  2003   First half        2002
                                              (pound)m         2003    (pound)m
                                                           (pound)m

Cash at bank and in hand                           242          212         230
Bank overdrafts                                    (34)         (18)        (36)
Short term investments                             138           44          40
Long term borrowings                            (1,239)      (1,151)     (1,386)
Other loans                                        (78)        (550)        (41)
Obligations under finance leases                   (42)         (43)        (43)
                                                ------       ------      ------

                                                (1,013)      (1,506)     (1,236)
                                                ======       ======      ======

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                              Audited     Unaudited     Audited
                                                 2003    First half        2002
                                             (pound)m          2003    (pound)m
                                                           (pound)m
1. Group turnover

   BY BUSINESS SEGMENT

   Carbon steel products                        5,423         2,723       4,742
   Distribution & further processing            1,330           657       1,236
   Other turnover                                 219           133         253
                                               ------        ------      ------

   Carbon steel                                 6,972         3,513       6,231
   Aluminium                                      981           510         957
                                               ------        ------      ------

   Group turnover                               7,953         4,023       7,188
                                               ======        ======      ======


   BY DESTINATION

   UK                                           2,148         1,091       2,071
   Europe (excluding UK)                        4,153         2,130       3,658
   North America                                  781           398         881
   Other areas                                    871           404         578
                                               ------        ------      ------

   Group turnover                               7,953         4,023       7,188
                                               ======        ======      ======


2. Group operating result

    Before exceptional items:
    Carbon steel                                 (96)          (51)       (422)
    Aluminium                                     30            15          29
                                               ------        ------      ------

                                                 (66)          (36)       (393)
                                               ======        ======      ======
    After exceptional items:
    Carbon steel                                (233)          (71)       (467)
    Aluminium                                     25            14          21
                                               ------        ------      ------

                                                (208)          (57)       (446)
                                               ======        ======      ======


3. Product turnover (unaudited)

    Carbon steel products:
    UK                                          1,806           922       1,643
    Europe (excluding UK)                       2,686         1,372       2,283
    North America                                 449           220         548
    Other areas                                   482           209         268
                                               ------        ------      ------

                                                5,423         2,723       4,742
                                               ======        ======      ======

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                               Audited    Unaudited     Audited
                                                  2003   First half        2002
                                                               2003

Product turnover, continued

   Aluminium:
   UK                                               63          29           87
   Europe (excluding UK)                           677         356          634
   North America                                   163          85          165
   Other areas                                      78          40           71
                                               -------      ------      -------

                                                   981         510          957
                                               =======      ======      =======

   comprising:
   Primary metal                                   104          53          123
   Rolled products                                 663         346          633
   Extrusions                                      214         111          201
                                               -------      ------      -------

                                                   981         510          957
                                               =======      ======      =======


4. Sales volume (unaudited)                         kt          kt           kt

    Carbon steel products:
    UK                                           6,163       3,140        5,896
    Europe (excluding UK)                        8,464       4,470        8,138
    North America                                1,390         677        1,677
    Other areas                                  1,777         607          910
                                               -------      ------      -------

                                                17,794       8,894       16,621
                                               =======      ======      =======

    Aluminium:
    UK                                              24          12           62
    Europe (excluding UK)                          400         206          373
    North America                                   98          49           96
    Other areas                                     33          16           29
                                               -------      ------      -------

                                                   555         283          560
                                               =======      ======      =======
    comprising:
    Primary metal                                  129          64          147
    Rolled products                                333         172          324
    Extrusions                                      93          47           89
                                               -------      ------      -------

                                                   555         283          560
                                               =======      ======      =======

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION


                                              Audited     Unaudited     Audited
                                                 2003    First half        2002
                                             (pound)m          2003    (pound)m
                                                           (pound)m

5. Total operating costs

Raw materials & consumables                     3,516         1,787       3,339
Maintenance costs
(excluding own labour)                            696           340         682
Other external charges*                         1,296           652       1,209
Employment costs                                1,745           851       1,568
Depreciation & amortisation
(net of grants released)                          364           174         445
Other operating costs                             559           287         436
Changes in stock                                    3            (5)        (34)
Own work capitalised                              (18)           (6)        (11)
                                               ------        ------      ------

                                                8,161         4,080       7,634
                                               ======        ======      ======


* Including fuels and utilities, hire
  charges and carriage costs.

6. Rationalisation and impairment exceptional items

As included in total operating costs:

    - Redundancy & related costs                   51             7         (14)
    - Accelerated depreciation                     47            18          82
    - Accelerated amortisation                      1            --          23
    - Other asset write-downs                      15             1          (3)
    - Other rationalisation costs                  28            (5)        (35)
                                               ------        ------      ------

                                                  142            21          53
                                               ======        ======      ======

comprising:

Carbon steel                                      137            20          45
Aluminium                                           5             1           8
                                               ------        ------      ------

                                                  142            21          53
                                               ======        ======      ======


7. Net interest & investment income

Interest receivable                                13             7          17
Interest payable                                 (109)          (51)       (108)
Finance leases                                     (2)           (2)         (1)
                                               ------        ------      ------

Group                                             (98)          (46)        (92)
Joint ventures & associated undertakings           (3)           (2)         (2)
                                               ------        ------      ------

                                                 (101)          (48)        (94)
                                               ======        ======      ======

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                              Audited     Unaudited     Audited
                                                 2003    First half        2002
                                             (pound)m          2003    (pound)m
                                                           (pound)m
8. Taxation

    UK corporation tax                              3             3           2
    Double tax relief                              (3)           (3)         (2)
    UK prior year credit                           (3)            -          (3)
    Overseas prior year charge                      8            10          19
    Overseas taxes                                 38            36          15
                                               ------        ------      ------

    Current tax                                    43            46          31
    UK deferred tax                                 -             -          40
    Overseas deferred tax                           9           (11)        (16)
                                               ------        ------      ------

    Group tax                                      52            35          55
    Joint ventures                                  1             1           2
    Associated undertakings                         -             -           4
                                               ------        ------      ------

                                                   53            36          61
                                               ======        ======      ======


    Deferred tax assets of (pound)143m have been recognised at 3 January 2004 (2002: (pound)137m). The deferred tax assets are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total tax losses with a value of (pound)1,749m (2002: (pound)1,390m). These include UK losses of (pound)1,197m (2002:
    (pound)831m). The increase in the value of UK losses not recognised comprises current year losses of (pound)224m and previously recognised losses of (pound)142m.


9. Reconciliation of Group operating loss to net cash flow from operating activities

      Group operating loss                       (208)          (57)       (446)
      Depreciation & amortisation
      (net of grants released)                    364           174         445
      Exceptional items (excluding
      accelerated depreciation)                    94             3         (52)
      Utilisation of provisions                   (44)          (15)        (57)
      (Increase)/decrease in stocks               (18)          (18)         27
      Decrease/(increase) in debtors               95          (162)        218
      Decrease in creditors                       (87)          (39)        (83)
      Other movements (net)                        28            13         (11)
                                               ------        ------      ------

                                                  224          (101)         41
                                               ======        ======      ======

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                                             Audited    Unaudited    Audited
                                                                2003   First half       2002
                                                            (pound)m         2003   (pound)m
                                                                        (pound)m
10. Stocks

     Raw materials                                               511         495         472
     Work in progress                                            410         398         387
     Finished goods                                              483         500         478
                                                              ------      ------      ------

                                                               1,404       1,393       1,337
                                                              ======      ======      ======


11. Securitisation of trade debtors

     Securitised gross trade debtors                             338         353         293
     Less non-returnable proceeds                               (215)       (215)       (181)
                                                              ------      ------      ------

     Net securitised trade debtors                               123         138         112
     Other trade debtors                                         847       1,088         883
                                                              ------      ------      ------

                                                                 970       1,226         995
                                                              ======      ======      ======


12. Capital expenditure

     Purchase of tangible fixed assets                           163          72         176
     Movement in capital creditors                                --          (9)         12
                                                              ------      ------      ------

                                                                 163          63         188
                                                              ======      ======      ======


13. Reconciliation of Group operating loss to EBITDA before exceptional items (unaudited)

     Group operating loss                                       (208)        (57)       (446)
     Exceptional items (excluding accelerated
     depreciation and amortisation)                               94           3         (52)
     Depreciation & amortisation (net of grants released)        364         174         445
                                                              ------      ------      ------

                                                                 250         120         (53)
                                                              ======      ======      ======

     comprising:

     Carbon steel - UK (incl' Corporate centre costs)            (71)        (51)       (251)
     Carbon steel - Netherlands                                  248         135         130
                                                              ------      ------      ------

                                                                 177          84        (121)
     Aluminium                                                    73          36          68
                                                              ------      ------      ------

                                                                 250         120         (53)
                                                              ======      ======      ======

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                               Audited    Unaudited     Audited
                                                  2003   First half        2002
                                                               2003

14. Employees                                   number       number      number

    Average weekly numbers employed:
    UK                                          25,100       25,300      25,900
    Netherlands                                 11,600       11,700      11,900
    Other countries                             13,600       13,700      13,800
                                               -------      -------     -------

                                                50,300       50,700      51,600

    Numbers employed at end of period:
    UK                                          24,600       25,100      25,400
    Netherlands                                 11,400       11,600      11,800
    Other countries                             13,400       13,700      13,700
                                               -------      -------     -------

                                                49,400       50,400      50,900
                                               =======      =======     =======


15. Summary FRS 17 disclosure                  (pound)m     (pound)m    (pound)m
    (net pension asset)

     As measured in accordance with the
     UK requirements of FRS 17:
     Total market value of assets               11,321       10,865      10,395
     Present value of schemes' liabilities     (11,203)     (10,845)    (10,307)
                                               -------      -------     -------

     Recoverable surplus                           118           20          88
     Related deferred tax liability                (32)          (1)        (20)
                                               -------      -------     -------

     Net pension asset                              86           19          68
                                               =======      =======     =======


Of the net pension asset shown above,(pound)288m (first half 2003:(pound)265m; 2002:(pound)280m) relates to schemes in surplus and(pound)202m (first half 2003:
(pound)246m: 2002:(pound)212m) relates to schemes in deficit.

                                CORUS GROUP plc

                            SUPPLEMENTARY INFORMATION

                                                         Audited    Unaudited     Audited
                                                            2003   First half        2002
                                                        (pound)m         2003    (pound)m
                                                                     (pound)m
16. US GAAP

 Loss for financial period                                 (305)        (125)        (458)

 Adjustments:

 Amortisation of goodwill                                     7            4            9
 Impairment of US GAAP goodwill on adoption
 of SFAS 142 (net of release of negative goodwill)           --           --          (22)
 Profit on sale of associated undertaking/subsidiary         --           --          123
 Interest costs capitalised                                   8            3            6
 Depreciation of capitalised interest                       (26)         (10)         (18)
 Pension costs                                               (2)          (3)          95
 Stock-based employee compensation awards                   (13)          (8)         (15)
 Accelerated depreciation                                   (57)          (4)        (151)
 Profit on disposal of fixed assets                          (6)          (6)         (23)
 Deferred taxation                                           (7)           1           29
 Profit on commodity derivatives                             42           12           22
 Profit on foreign currency derivatives                       3            7            5
 Debt issue costs                                            11           --           --
                                                    -----------  -----------  -----------

Loss for financial period - US GAAP                        (345)        (129)        (398)
                                                    ===========  ===========  ===========


Earnings per ADS (US GAAP)
As restated
  - Basic                                          (pound)(1.05)(pound)(0.40)(pound)(1.24)
  - Diluted                                        (pound)(1.05)(pound)(0.40)(pound)(1.24)
                                                    ===========  ===========  ===========

As previously reported
  - Basic                                                    -- (pound)(0.41)(pound)(1.27)
  - Diluted                                                  -- (pound)(0.41)(pound)(1.27)
                                                    ===========  ===========  ===========


Shareholders' equity                                      2,797        2,674        2,722

Adjustments:

Additional goodwill under US GAAP                            13           10            6
Accelerated depreciation                                     98          151          155
Purchase consideration                                      (26)         (26)         (26)
Interest costs capitalised (net of depreciation)             98          104          111
Pension costs                                               312          283          286
Deferred taxation                                          (142)        (128)        (129)
Assets/(liabilities) arising from derivatives                43           17           (2)
Deferred profits on fixed asset disposals                   (29)         (29)         (23)
Debt issue costs                                             11           --           --
                                                    -----------  -----------  -----------

Shareholders' equity - US GAAP                            3,175        3,056        3,100
                                                    ===========  ===========  ===========